UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                               (Amendment No. __)

                    Under the Securities Exchange Act of 1934

                          Canyon Resources Corporation
             -----------------------------------------------------
                                (Name of issuer)

                                  Common Stock
             -----------------------------------------------------
                         (Title of class of securities)

                                    138869102
             -----------------------------------------------------
                                 (CUSIP number)

                                October 25, 2001
             -----------------------------------------------------
             (Date of Event which requires filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               / / Rule 13d-1 (b)
                               /X/ Rule 13d-1 (c)
                               / / Rule 13d-1 (d)

-------------------------------------                         ------------------
CUSIP No. 138869102                            13G             Page 2 of 8 Pages
-------------------------------------                         ------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Newmont Mining Corporation*
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) / /
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    0
                             ------ --------------------------------------------
BENEFICIALLY                        SHARED VOTING POWER
                             6      1,050,000**
                             ------ --------------------------------------------
OWNED BY EACH                       SOLE DISPOSITIVE POWER
                             7      0
                             ------ --------------------------------------------
REPORTING PERSON WITH               SHARED DISPOSITIVE POWER
                             8      1,050,000**
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,050,000**
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    / /
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.3%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

* Effective as of February 16, 2002, Newmont Mining Corporation acquired Franco-Nevada Mining Corporation Limited, which is the parent company of Franco-Nevada Corporation Inc. As a result of the acquisition, Franco-Nevada Mining Corporation Inc. became an indirect subsidiary of Newmont Mining Corporation.
** Newmont Mining Corporation may be deemed to share voting and dispositive power over, and to beneficially own, the shares reported as a result of its indirect ownership of Franco-Nevada Mining Corporation Limited.

-------------------------------------                         ------------------
CUSIP No. 138869102                            13G             Page 3 of 8 Pages
-------------------------------------                         ------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Franco-Nevada Mining Corporation Inc.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) / /
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    0
                             ------ --------------------------------------------
BENEFICIALLY                        SHARED VOTING POWER
                             6      1,050,000
                             ------ --------------------------------------------
OWNED BY EACH                       SOLE DISPOSITIVE POWER
                             7      0
                             ------ --------------------------------------------
REPORTING PERSON WITH               SHARED DISPOSITIVE POWER
                             8      1,050,000
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,050,000
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    / /
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.3%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

Item 1(a).    Name of Issuer:

              Canyon Resources Corporation (the "Issuer").

Item 1(b).    Address of Issuer's Principal Executive Offices:

              The address of the Issuer's principal executive offices is 14142 Denver West Parkway, Suite 250, Golden, Colorado 80401.

Item 2(a).    Name of Person Filing:

              This statement is filed on behalf of Newmont Mining Corporation ("Newmont") and Franco-Nevada Mining Corporation Inc., a subsidiary of Newmont ("Franco-Nevada" and, together with Newmont, the "Reporting Persons").

Item 2(b).    Address of Principal Business Office or, if none, Residence:

              The principal place of business of Newmont is 1700 Lincoln Center, Denver, Colorado, 80203.

              The principal place of business of Franco-Nevada is 681B Sierra Rose Drive, Reno, Nevada, USA 89511-2060.

Item 2(c).    Citizenship:

              The citizenship of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).    Title of Class of Securities:

              The title of the securities is common stock (the "Common Stock").

Item 2(e).    CUSIP Number:

              The CUSIP number of the Common Stock is set forth on each cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

              (a)  / /  Broker or dealer registered under section 15 of the Act;

              (b)  / /  Bank as defined in section 3(a)(6) of the Act;

              (c)  / /  Insurance  Company as defined in section 3(a)(19) of the
                        Act;

              (d)  / /  Investment  Company  registered  under  section 8 of the
                        Investment Company Act of 1940;

              (e)  / /  An  investment  adviser  in  accordance  with Rule 13d-1
                        (b)(1)(ii)(E);

              (f)  / /  An  employee   benefit  plan,   or  endowment   fund  in
                        accordance with Rule 13d-1 (b)(1)(ii)(F);

              (g)  / /  A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

              (h)  / /  A savings  association as defined in section 3(b) of the
                        Federal Deposit Insurance Act;

              (i)  / /  A church plan that is excluded from the definition of an
                        investment   company  under  section   3(c)(14)  of  the
                        Investment Company Act of 1940;

              (j)  / /  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

              If this statement is filed pursuant to Rule 13d-1 (c), check this box. /X/

Item 4.       Ownership.

              (a)  Amount beneficially owned:

                   Each of the  Reporting  Persons owns the amount of the Common
              Stock as set forth on the applicable cover page.

              (b)  Percent of class:

                   Each of the  Reporting  Persons  owns the  percentage  of the
              Common Stock as set forth on the applicable cover page.

              (c)  Number of shares as to which such person has:

                   (i)     sole power to vote or to direct the vote:

                           None.

                   (ii)    shared power to vote or to direct the vote:

                        The Reporting  Persons share the power to vote or direct
                   the vote of the Common Stock as set forth on the applicable cover page.

                   (iii) sole power to dispose or to direct the disposition of:

                        None.

                   (iv) shared power to dispose or to direct the disposition of:

                        The  Reporting  Persons  share the power to  dispose  or
                   direct the disposition of the Common Stock as set forth on the applicable cover page.

Item 5.       Ownership of Five Percent or Less of a Class.

              Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not applicable.

Item 8.       Identification and Classification of Members of the Group.

              Not applicable.

Item 9.       Notice of Dissolution of Group.

              Not applicable.

Item 10.      Certification.

              By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. We agree that this Schedule 13G is being filed on behalf of each of Newmont and Franco-Nevada.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 29, 2002



                                        NEWMONT MINING CORPORATION


                                        By:    /s/ Britt D. Banks
                                           -------------------------------------
                                           Name:    Britt D. Banks
                                           Title:   Vice President, General
                                                    Counsel, Secretary

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 29, 2002





                                        FRANCO-NEVADA MINING CORPORATION INC.


                                        By:    /s/ M. Craig Haase
                                           -------------------------------------
                                           Name:    M. Craig Haase
                                           Title:   Vice Chairman